As filed with the Securities and Exchange Commission on April 18, 2005

                                                              FILE NO. 70-10251

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 4

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                         Allegheny Energy Service Corp.
                          Allegheny Generating Company
                            Monongahela Power Company
                             Mountaineer Gas Company
                           The Potomac Edison Company
                             West Penn Power Company
                        Allegheny Energy Solutions, Inc.
                            Allegheny Ventures, Inc.
                         Mountaineer Gas Services, Inc.
                 The West Virginia Power & Transmission Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

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                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Suzanne C. Lewis                      Clifford M. Naeve
Vice President and Treasurer          William C. Weeden
Allegheny Energy, Inc.                Paul Silverman
800 Cabin Hill Drive                  Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA 15601                  1440 New York Avenue, NW
                                      Washington, D.C. 20005

Amendment No. 3 to the U-1 application/declaration filed in Securities and Exchange Commission File No. 70-10251 on March 18, 2005 is hereby amended and restated in its entirety as follows.

Item 1.     Description of Proposed Transactions.

A.      Introduction

          Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply" and, together with Allegheny, "Applicants"), a registered holding company and public utility company subsidiary of Allegheny,1 hereby file this Application/Declaration pursuant to sections 6, 7, 9(a), 10, 11, 12(b), 12(c), and 13 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43, 45, 46, 54, 86, 87, 90, 91, and 100 under the Act, requesting the Securities and Exchange Commission ("Commission") to authorize Applicants to engage in financing transactions necessary to their ongoing operations and those of their subsidiaries through November 30, 2007 ("Authorization Period"), as well as authority to engage in certain other transactions described below that are necessary to facilitate the overall operations of the Allegheny system. Applicants at this time request authority to engage in these transactions through June 30, 2006 and request that the Commission reserve jurisdiction over such authority for the remainder of the Authorization Period pending completion of the record.2 In addition, Allegheny, AE Supply, Allegheny's wholly-owned public-utility company subsidiaries, Monongahela Power Company ("Monongahela Power"), Mountaineer Gas Company ("Mountaineer"), The Potomac Edison Company ("Potomac Edison"), West Penn Power Company ("West Penn"), Allegheny Generating Company ("AGC," and collectively, other than the Applicants, the "Utility Applicants")3 and the Allegheny system service company, Allegheny Energy Service Corporation ("AESC") request authority to continue the current Allegheny system


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1 AE Supply is a public utility company within the meaning of the Act, but it is not subject to state regulation.

2 In addition, with respect to equity securities, debt securities, and dividends out of capital and unearned surplus, Applicants seek through June 30, 2006 authorization to engage in transactions in amounts less than those that apply to the entire Authorization Period, with a request that the Commission reserve jurisdiction over the remainder. Applicants provide further details with respect to these matters at the appropriate points below.

3 AE Supply, Allegheny, and the Utility Applicants are referred to collectively as the "Money Pool Applicants."

money pool ("Money Pool"). The direct or indirect subsidiaries of Allegheny, other than AE Supply and the Utility Applicants, whether currently existing or formed or acquired after the date hereof, are referred in this Application/ Declaration as the "Non-Utility Applicants."4

B.   Current Status of Applicants' Financing Authority

          On December 31, 2001, the Commission issued an order authorizing Applicants to engage in a broad range of financing transactions through July 31, 2005.5 This authority is currently subject to a reservation of jurisdiction that has been released through April 30, 2005, after which Applicants would lack financing authority under the Act, unless the Commission were to grant a further release of jurisdiction. As discussed in detail in a number of applications in File Nos. 70-9897 and 70-10100, in 2002 Allegheny experienced weakened financial performance and tightened liquidity, in large part as a result of the deterioration of its merchant power and energy trading businesses. However, applications in File No. 10100 beginning in the second half of 2003 have explained how Allegheny and AE Supply, through asset sales, paying down debt, and other measures have reversed this situation fundamentally and are now on a steady course to return to full financial health and compliance with the Commission's benchmark 30 percent common equity requirement applicable to registered holding companies.6

          However, from a purely administrative standpoint, these developments have produced a series of orders in Commission File No. 70-10100 that create an intricate system of requirements whose complexity does not serve the interests of either the Applicants or the Commission. Therefore, rather than continue under these requirements through July 31, 2005, Applicants seek at this time new general financing authority that they expect will greatly simplify both their financing activities and will facilitate the Commission's task of monitoring those activities under the Act. Applicants intend that the authority sought in this Application/Declaration replace and supercede all existing authority granted through orders issued in Commission File Nos. 70-7888, 70-9897 and 70-10100. With respect to the financing authorizations sought in this

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4 The current Non-Utility Applicants are: Allegheny Energy Solutions, Inc., Allegheny Ventures, Inc., Mountaineer Gas Services, Inc., and The West Virginia Power & Transmission Company (collectively the "Existing Non-Utility Subsidiaries").

5 See Holding Co. Act Release No. 27486 (Dec. 31, 2001)(the "2001 Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (September 27, 2002), Holding Co. Act Release No. 27579 (Oct. 17, 2002), and Holding Co. Act Release No. 27652 (Feb. 21, 2003)(the "Capitalization Order").

6 As demonstrated in a recent presentation at an Edison Electric Institute Financial Conference, attached hereto as Exhibit H-2, Allegheny has made a number of significant strides in achieving its ultimate goal of returning to full financial health. See also the presentations cited in footnote 11 below. As evidence of this progress, Allegheny announced on February 18, 2005 that over $1.2 billion in debt had been repaid through the end of January 2005.

Application/Declaration, Applicants state that the proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital of the Allegheny system, for the acquisition, retirement, and redemption of securities previously issued by Allegheny or its subsidiaries, and for other lawful purposes, all of which ultimately will facilitate Allegheny's efforts to return to full financial health and compliance with the Commission's benchmark 30 percent common equity requirement.7

C.   Summary of Requested Authority

         The following authority is sought in this Application/Declaration:

          (1) Authority (i) for Allegheny to issue and sell directly, additional common stock or options, warrants, equity-linked securities or stock purchase contracts convertible into or exercisable for common stock, and preferred stock, or to buy or sell derivative securities to hedge such transactions; and (ii) for Applicants to issue and sell directly, or indirectly through one or more Capital Corps, as defined below, forms of preferred securities other than preferred stock (including, without limitation, trust preferred securities or monthly income preferred securities, collectively, "Preferred Securities"), all of which in the aggregate will not exceed $1.55 billion (the "External Equity Cap"). Applicants request that the Commission authorize them to issue and sell securities described in (i) and
               (ii) above through June 30, 2006 in an aggregate amount of up to $1 billion and further request that the Commission reserve jurisdiction over the remaining balance of the External Equity Cap amount pending completion of the record.

               During the Authorization Period, Allegheny will only issue common stock to the public in the amount of up to $350 million as previously authorized by the Commission.8 In addition, Allegheny will issue common stock in the following amounts for other purposes: (i) up to $205 million in connection with Allegheny's employee pension plan, and (ii) up to $300 million in connection with the conversion of convertible trust preferred securities


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7 As set forth in the financial projections for Allegheny and AE Supply attached as Exhibit H-1. Applicants request that the Commission include in its order in this matter confidential treatment provisions similar to those set forth at Holding Co. Act Release 27701 (July 23, 2003) at n. 17 with respect to the same information. Applicants will file this document, which contains sensitive confidential business information, in paper copy. Applicants submit that it is covered by the confidential treatment provisions contained in Release No. 35-27701, but they also will file it accompanied by a request for confidential treatment pursuant to Rule 104 under the Act, to the extent such additional production is required.

8    See Allegheny Energy, Inc., Holding Co. Act Release No. 27796 (Feb. 3,
     2004).

               previously authorized by the Commission.9 The balance of the requested authority covered by the External Equity Cap would be used to issue equity securities other than common stock as warranted by circumstances;

          (2) Authority for (i) Applicants, AGC, and the Non-Utility Applicants to issue and sell to non-associated third parties short- and long-term debt, both secured10 and unsecured, and (ii) for Allegheny, AE Supply and the Utility Applicants to engage in short-term debt financing in connection with the Money Pool and for general corporate purposes, all of which in the aggregate will not exceed $4.575 billion (the "External Debt Cap"), all of which will be used to refinance existing debt and of which amount Applicants seek authority to engage in issuances not to exceed $3.350 billion through June 30, 2006, with a request that the Commission reserve jurisdiction over the remainder of the External Debt Cap pending completion of the record.

               Allegheny has stated in several public forums that it is committed to reducing debt and improving earnings,11 and no refinancing of existing debt pursuant to the requested authority would be undertaken unless it would result in an improvement in terms, conditions, and cost of capital for the Allegheny system; furthermore no funds from the sale of securities by the Utility Applicants will be used to fund AE Supply;12

          (3) Authority (i) for Applicants and the Utility Applicants to enter into guarantees, obtain letters of credit, extend credit, enter

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9    See Allegheny Energy, Inc., Holding Co. Act Release No. 2787701 (July 23,
     2003).

10 As noted below, Allegheny and the Non-Utility Applicants seek a reservation of jurisdiction over issuances of secured long-term debt securities pending completion of the record.

11 See, e.g., the presentation prepared by Allegheny for its New York Investor meetings held on March 7 and 8, 2005, which can be found at:
     http://media.corporate-ir.net/media_files/NYS/AYE/presentations/
     yinvmeetingsmaro5.pdf and the presentation prepared by Allegheny for a conference held in Boston on March 24, 2005, which can be found at: http//library.corporate-ir.net/library/87/874/87440/items/143279/
     032405WilliamsPres.pdf

12 Applicants note that in the case of replacement of debt that has expired by its terms, their ability to obtain more advantageous provisions will depend, in part, on general market conditions affecting all borrowers. This situation, therefore, necessarily represents a potential exception to the Applicants' commitment. In this situation, Applicants would, of course, be subject to all financing conditions imposed by the Commission.

               into guarantee-type expense agreements or otherwise provide credit support and guarantees of contractual obligations with respect to the obligations of their direct or indirect subsidiaries, and (ii) for the Non-Utility Applicants to the extent not exempt under Rule 45 or 52, to provide such guarantees, on behalf or for the benefit of other Non-Utility Applicants, in an aggregate amount not to exceed $1.0 billion any time outstanding;

          (4) Authority for Applicants and, to the extent not exempt under Rule 52, for the Utility Applicants and the Non-Utility Applicants (i) to enter into hedging transactions with respect to the indebtedness of such companies in order to manage and minimize interest rate costs and (ii) to enter into hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure;

          (5) Authority for Applicants and the Non-Utility Applicants to engage in intra-system financings among themselves, to the extent not exempt under Rules 45 or 52, in an aggregate amount not to exceed $1.0 billion any time outstanding, with a reservation of jurisdiction over such transactions by AE Supply pending completion of the record;

          (6) Authority for AE Supply, the Utility Applicants, and the Non-Utility Applicants to pay dividends out of capital and unearned surplus in an amount up to $2 billion ("Dividend Cap") and for the Non-Utility Applicants to acquire, retire, or redeem securities of such companies that are held by any associate company, affiliate, or affiliate of an associate company, to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties.

               AE Supply, the Utility Applicants, and the Non-Utility Applicants seek authority to pay dividends out of capital and unearned surplus in an aggregate amount not to exceed $1.75 billion through June 30, 2006 and request the Commission to reserve jurisdiction over the remaining balance of the Dividend Cap pending completion of the record;

          (7) Authority for Applicants to change the terms of the authorized capitalization of a Non-Utility Applicant's capital stock or equivalent ownership interests;

          (8) Authority (to the extent not otherwise exempt) for Applicants to transfer securities or assets of existing and new direct or indirect Non-Utility Applicants to other direct or indirect Non-Utility Applicants or to liquidate or merge Non-Utility Applicants;

          (9) To the extent not exempt pursuant to Rule 90(d), authority for Non-Utility Applicants to perform services for each other and to sell goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91; and

          (10) Authority for Allegheny, AE Supply, the Utility Applicants, and AESC to continue the Money Pool.

          Other than with respect to the Money Pool, Applicants submit to a reservation of jurisdiction over the authority described above during any portion of the Authorization Period if the common stock equity ratio of Allegheny, on a consolidated basis, falls below 21 percent of total capitalization, the common stock equity ratio of AE Supply, on a consolidated basis, falls below 16 percent of its total capitalization, or in the event that any of Allegheny, AE Supply, the Utility Applicants, Allegheny Energy Solutions, Inc., or Allegheny Ventures, Inc. are in bankruptcy.13

D.    Description of the Applicants

          Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. The Allegheny family of companies consists of three regulated electric utility companies, West Penn, Monongahela Power, and Potomac Edison Company (collectively, the "Operating Companies"), and a regulated gas utility company, Mountaineer, which is a wholly-owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power").14 Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. AGC is jointly owned by Monongahela Power and AE Supply. Its sole asset is a 40 percent undivided interest in a pumped-storage hydroelectric station located in Bath County, Virginia. All of AGC's revenues are derived from sales from its share of this facility's generating capacity to AE Supply and Monongahela Power.

     AE Supply is a public utility company under the Act and the principal electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, Virginia, and Pennsylvania, two of the Operating Companies, West Penn and Potomac Edison, transferred

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13 The common stock ratios set forth above were computed based on the 2004 Form 10-K for Allegheny and the 2004 Annual Report of AE Supply included as Item 1.5 of the Financial Statements included with this Application/Declaration. Applicants calculated the ratio of common stock equity to total capitalization as follows: common stock equity divided by the sum of gross debt (long-term and short-term), preferred stock, and common stock equity. Common stock equity includes common stock, i.e., amounts received equal to the par or stated value of the common stock, additional paid-in capital, retained earnings, and minority interests.

14 On August 4, 2004, Allegheny announced it had entered into an agreement to sell Mountaineer and all of Allegheny's West Virginia gas assets to a partnership composed of IGS Utilities LLC, IGS Holdings LLC, and affiliates of ArcLight Capital Partners, LLC.

generating assets which totaled approximately 6,600 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW associated with its Ohio customers, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

          West Penn is subject to the regulation of the Pennsylvania Public Utility Commission. Monongahela Power is subject to the regulation of both the Public Service Commission of West Virginia (the "West Virginia Commission") and the Public Utilities Commission of Ohio. Monongahela Power's subsidiary, Mountaineer, is subject to the regulation of the West Virginia Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Commission, and the Virginia State Corporation Commission.

          AESC is the Allegheny system service company. Among other things, it administers the Money Pool.

E.   Description of Proposed Financing Program and Other Requested
     Authorizations

          The financing transactions for which Applicants and the Utility Applicants seek authority, as well as financing transactions by the Non-Utility Applicants for which authority is being sought in this Application/Declaration, would be subject to the following terms and conditions:

     (i) Effective Cost of Money on Debt Securities and Borrowings under Credit Agreements

          The effective cost of capital on any security issued by Allegheny or AE Supply will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will (a) the interest rate on any debt securities issued pursuant to a bank credit facility exceed the greater of (i) 500 basis points over the comparable term London Interbank Offered Rate or (ii) the sum of 4 percent plus the prime rate as announced by a nationally recognized money center bank and (b) the interest rate on any debt securities issued to any other financial investor exceed the sum of 4 percent plus the prime rate as announced by a nationally recognized money center bank.

     (ii) Maturities

          The maturity of long-term debt will be between one and 50 years after the issuance. Preferred Securities and equity-linked securities will be redeemed no later than 50 years after the issuance, unless converted into common stock. Preferred stock issued directly by Allegheny may be perpetual in duration.

     (iii) Issuance Expenses

          The underwriting fees, commissions, and other similar remuneration paid in connection with the issuance of any security will not, in the case of a competitive issuance, exceed prevailing market rates for similar companies of reasonably comparable credit quality, and, in the case of a non-competitive issuance, will not exceed the greater of (1) five percent of the principal or total amount of the securities being issued or (2) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

     (iv) Use of Proceeds

          The proceeds from the sale of securities in external financing transactions will be added to the respective treasuries of the issuing parties and subsequently used principally for:

     (a) the financing of capital expenditures;

     (b) the financing of working capital requirements;

     (c) the repayment and/or refinancing of debt;

     (d) the acquisition, retirement, or redemption of securities previously issued by the issuing party;

     (e) to fund Allegheny's pension plan with common stock; and

     (f) other lawful purposes, including direct or indirect investment in Rule 58 Companies, as defined below, by Allegheny, other subsidiaries approved by the Commission, and exempt wholesale generators ("EWGs") in accordance with the provisions and commitments described below.15

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15 In the 2001 Financing Order, Allegheny received authority to exceed the Rule 53 aggregate investment limitation and to utilize a portion of the proceeds of the equity issuances, short-term debt, long-term debt and guarantees in any combination to increase its "aggregate investment" (as defined in Rule 653(a)) up to $2 billion in EWGs and foreign utility companies ("FUCOs"). Allegheny currently has no FUCO investments will not make such investments unless the common equity of Allegheny and AE Supply is at least 30 percent. As discussed in this Application/Declaration, Allegheny's ability to invest in EWGs in subject to certain restrictions as long as its common equity is less than 30 percent of total capitalization.

          Allegheny has committed previously that at any time its ratio of common equity to total capitalization is less than 30 percent, neither it nor any of its subsidiaries will invest or commit to invest any funds in any new projects that qualify as EWGs or FUCOs under the Act; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the EWG. Allegheny requested the Commission to reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in EWGs and FUCOs during the period that Allegheny's common equity ratio is below 30 percent. Allegheny hereby reaffirms its prior commitment with respect to investments in EWGs and FUCOs and requests authority to make the limited investments in such companies described above when its consolidated common equity is below 30 percent. Allegheny also requests that the Commission reserve jurisdiction over any other investments in EWGs and FUCOs when its consolidated common equity is below 30 percent.

          Allegheny also committed that at any time its ratio of common equity to total capitalization is less than 30 percent, neither it nor any of its subsidiaries will invest or commit to invest any funds in any new energy-related company within the meaning of Rule 58 under the Act ("Rule 58 Company"); provided, however, that Allegheny may increase its investment in an existing Rule 58 Company to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the company.16 The commitment also stipulated that notwithstanding the foregoing, Allegheny and/or AE Supply may invest in one or more new Rule 58 Companies which may be created in connection with the restructuring and/or reorganization of the existing energy trading business of AE Supply and its subsidiaries. Allegheny requested that the Commission reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in Rule 58 Companies during the period that Allegheny's common equity ratio is below 30 percent. Allegheny hereby reaffirms its prior commitment with respect to investments in Rule 58 Companies and requests authority to make the limited investments in such companies described above when its consolidated common equity is below 30 percent. Allegheny also requests that the Commission reserve jurisdiction pending completion of the record over any other investments in Rule 58 Companies when its consolidated common equity is below 30 percent.

         (v) Investment Grade Rating

          Reestablishing investment grade for all of the Applicants' debt securities is a part of Allegheny's overall plan for returning to financial health.17 However, receipt of investment grade ratings is not within the

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16   See the Capitalization Order.

17 The credit ratings of Allegheny and the Utility Applicants are set forth in Exhibit H-3.

Applicants' control. Moreover, the Applicants have observed that receipt of investment grade sometimes lags behind a company's actual financial performance. At this time, Applicants have as one of their financial goals obtaining investment grade ratings for their debt by the end of 2007.

     (vi) Description of Proposed Securities Issuances and Related Transactions

          As summarized in Item 1.C above, the following financing authorizations are being sought in this Application/Declaration. All external financing will be at rates or prices and under conditions based upon, or otherwise determined by, competitive capital markets.

     (a) Common Stock

          Allegheny seeks authority to issue and sell common stock and to issue and sell options, warrants, equity-linked securities, or other stock purchase rights exercisable for common stock or to buy or sell derivative securities to hedge such transactions. Allegheny will not engage in speculative transactions. The aggregate amount of financing obtained by Allegheny during the Authorization Period from the issuance and sale of common stock will not cause Allegheny to exceed the External Equity Cap. Common stock financings may be effected through underwriting agreements of a type generally standard in the industry. Public distributions may be effected through private negotiation with underwriters, dealers, or agents as discussed below, or through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All sales of common stock will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     During the Authorization Period, Allegheny will only issue common stock to the public in the amount of up to $350 million as previously authorized by the Commission.18 In addition, Allegheny will issue common stock in the following amounts for other purposes: (i) up to $205 million in connection with Allegheny's employee pension plan, and (ii) up to $300 million in connection with the conversion of convertible trust preferred securities previously authorized by the Commission.19 The balance of the requested authority covered

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18   See Allegheny Energy, Inc., Holding Co. Act Release No. 27796 (Feb. 3,
     2004).

19   See Allegheny Energy, Inc., Holding Co. Act Release No. 27701 (July 23,
     2003). The requested authority is in addition to stock issuances authorized under Allegheny's employment compensation plans. See Allegheny Energy, Inc., Holding Co. Act Release No. 27892 (Sep. 22, 2004) (authorizing issuance of 300,000 shares of Common Stock to outside directors pursuant to Non-Employee Director Stock Plan); Allegheny Energy, Inc., Holding Co. Act Release No. 27869 (June 30, 2004) (authorizing issuance of 4.5 million shares of Common Stock to employees under Stock Unit Plan); Allegheny Energy Inc., Holding Co. Act Release No. 27858 (June 17, 2004) (authorizing issuance of 5 million shares of Common Stock pursuant to Employee Stock Ownership and Savings Plan).

by the External Equity Cap would be used to issue equity securities other than common stock as warranted by circumstances.

          Common stock may be offered to the public either through an underwriting syndicate (which may be represented by a managing underwriter or underwriters designated by Allegheny) or directly by one or more underwriters acting alone. The aggregate price of the common stock being sold through any underwriter or dealer shall be calculated based on either the specified selling price to the public or the closing price of the common stock on the day such offering is announced. The offering would be effected pursuant to an underwriting agreement of a type generally standard in the industry, and Allegheny may grant the underwriters a "green shoe" option to purchase additional shares at the same price then offered to the public solely for the purpose of covering over-allotments (provided that the total number of shares offered initially, together with the number of shares issued pursuant to any such option, shall not exceed the number of shares authorized for issuance by any Commission order issued in this proceeding).20 It is also possible that common stock will be sold by Allegheny through dealers, agents, or directly to a limited number of purchasers or a single purchaser. If dealers are utilized in the sale of any common stock, Allegheny will sell that common stock to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by the dealer at the time of resale.

     (b)  Preferred Stock, Preferred Securities, and Equity Linked Securities

          Applicants seek the flexibility to issue preferred stock and Preferred Securities directly or indirectly through one or more financing subsidiaries ("Capital Corps") organized by Applicants specifically for this purpose.21 The aggregate amount of financing obtained by Applicants during the Authorization Period from the issuance and sale of preferred stock, Preferred Securities, and equity linked securities will not cause Applicants to exceed the External Equity Cap.

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20 The aggregate amount of the additional common stock for which authorization is sought hereunder also takes into account the permitted increase in the size of the offering that could occur pursuant to Rule 462(b) of the Securities Act of 1933 through an automatically effective amendment to an Allegheny registration statement.

21 Allegheny, AE Supply, and their subsidiaries, other than the Operating Companies, received Commission authorization in Holding Co. Act Release No. 27486 (Dec. 31, 2001) to form one or more Capital Corps as direct or indirect subsidiaries to serve as financing entities and to issue debt and equity securities, including trust preferred securities to third parties. In addition, Applicants and the Non-Utility Applicants received authorization: (a) to issue debentures or other evidences of indebtedness to Capital Corps in return for the proceeds of the financing, (b) to acquire voting interests or equity securities issued by Capital Corps, and
     (c) to guarantee the obligations of Capital Corps.

          Preferred stock or Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each series, as determined by the board of directors of the Applicant undertaking the issuance. Dividends or distributions on preferred stock and Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods.

          Equity-linked securities, including units consisting of a combination of incorporated options, warrants, and/or forward equity purchase contracts with debt, preferred stock, or Preferred Securities, will be exercisable or exchangeable for or convertible into, either mandatorily or at the holder's option, common stock or indebtedness. Alternatively, equity-linked securities will allow the holder to surrender to the issuer or apply the value of a security issued by Allegheny, as approved by the Commission, to the holder's obligation to make a payment on another security of Allegheny issued pursuant to Commission authorization.22 Any convertible or equity-linked securities will be convertible into or linked to common stock, Preferred Securities, or unsecured debt that Allegheny otherwise is authorized by Commission order to issue directly, or indirectly through Capital Corps.

          Applicants request that the Commission authorize them to issue and sell securities subject to the External Equity Cap through June 30, 2006 in an aggregate amount of up to $1 billion and request that the Commission reserve jurisdiction over the remaining balance of the External Equity Cap pending completion of the record.

     (c) Long-Term Debt

          Applicants, on their own behalf and to the extent not otherwise exempt on behalf of the Non-Utility Applicants, and AGC request Commission authorization to issue during the Authorization Period secured and unsecured long-term debt securities in an aggregate principal amount outstanding at any time that will not cause Applicants, the Non-Utility Applicants, or AGC to exceed the External Debt Cap. Allegheny and the Non-Utility Applicants request the Commission to reserve jurisdiction over issuances of secured debt by them pending completion of the record.23 Applicants, the Non-Utility Applicants, and

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22 For example, Allegheny may issue common stock or common stock warrants linked with debt securities. The holder will be obligated to pay to the issuer an additional amount of consideration at a specified date for the common stock but is authorized to surrender the linked debt security to or for the benefit of the issuer in lieu of the cash payment.

23 Applicants note that the requested authority does include, however, outstanding debt held by AE Supply that is secured, and will be secured in connection with future financings, by substantially all of its assets, including cash, generation assets, accounts receivable, and its power sales and lease agreements with the Operating Companies.

AGC may issue unsecured long-term debt directly, or, in the case of Applicants and the Non-Utility Applicants, through one or more Capital Corps, in the form of bonds, notes, medium-term notes, or debentures under one or more indentures, or long-term indebtedness under agreements with banks or other institutional lenders. Each series of long-term debt issued directly by Applicants, the Non-Utility Applicants, and AGC will have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms, and other terms and conditions as Applicants, the Non-Utility Applicants, and AGC may determine at the time of issuance.

          If applicable, the terms of the long-term debt will be designed to parallel the terms of the security issued by any Capital Corp to which the long-term debt relates. Any long-term debt (a) may be convertible into any other securities of Applicants, the Non-Utility Applicants, or AGC; (b) will have maturities up to 50 years; (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at a premium above the principal amount thereof; (d) may be entitled to mandatory or optional sinking fund provisions; (e) may provide for reset of the coupon pursuant to a remarketing arrangement; (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event; (g) may be called from existing investors by a third party; and (h) may be entitled to the benefit of affirmative or negative financial or other covenants.

          The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding. Applicants, the Non-Utility Applicants, and AGC will determine the specific terms of any long-term debt at the time of issuance and will comply in all regards with the financing parameters set forth above.

     (d)   Short-Term Debt

          Applicants and, to the extent not otherwise exempt, the Non-Utility Applicants seek authority to issue directly, or indirectly through a Capital Corp, commercial paper, promissory notes and other forms of short-term indebtedness having varying maturities not to exceed one year, but which may be subject to extension to a final maturity not to exceed 390 days24 ("Short-Term

--------------------

24 The ability to extend the maturity of commercial paper notes is a feature of an extendible commercial notes program. The maturity of commercial paper notes issued pursuant to an extendible commercial notes program is 365 days or less; however, if the principal of any commercial paper note is not paid at maturity, the maturity of such commercial paper note will be automatically extended to 390 days from the date of original issuance.

Debt") in an aggregate amount that will not cause them to exceed the External Debt Cap, to make loans to subsidiaries, and for their own corporate purposes. Allegheny, AE Supply and the Utility Applicants, other than AGC, request authority to issue Short-Term Debt to fund the Money Pool. The Utility Applicants also seek authority to issue Short-Term Debt for general corporate purposes. In no case will the issuance of Short-Term Debt cause any of these companies to exceed the External Debt Cap. The Utility Applicants seek Short-Term Debt authority in amounts itemized further below. Maturities will be determined at the time of issuance by market conditions, the effective interest costs, and the issuer's anticipated cash flow, including the proceeds of other borrowings.

          Commercial paper will be sold in established domestic or European commercial paper markets. It will be sold directly or to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold directly or to commercial paper dealers generally. Applicants expect that the dealers acquiring commercial paper from Applicants, any Capital Corp or the Non-Utility Applicants will re-offer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies, money market funds, and other funds.

          Applicants propose that they, the Utility Applicants, the Non-Utility Applicants, and any Capital Corp establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper program(s) and to establish other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings, as each of them may deem appropriate in light of its needs and existing market conditions. Applicants propose, in general, taking appropriate long- and short-term considerations into account, to utilize the most economical means available at any time to meet their short-term financing requirements and will ensure that the Utility Applicants, the Non-Utility Applicants, and any Capital Corp will do likewise.

          Applicants, the Utility Applicants, the Non-Utility Applicants, and any Capital Corp may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as each of them individually may deem appropriate in light of its needs and market conditions at the time of issuance.

          AE Supply and the Utility Applicants seek the flexibility to issue secured short-term debt as circumstances warrant to provide maximum flexibility for their financial operations. As noted above, AE Supply currently has debt that is secured by substantially all of its assets, including cash, generation assets, accounts receivable, and its power sales and lease agreements with the Operating Companies. Any secured short-term debt issued by the Utility Applicants would similarly be secured by the respective Utility Applicant's cash or accounts receivable.

          Allegheny has stated in several public forums that it is committed to reducing debt and improving earnings,25 and no refinancing of existing debt

--------------------

25   See footnote 11 above.

pursuant to the requested authority would be undertaken unless it would result in an improvement in terms, conditions, and cost of capital for the Allegheny system. Any secured short-term debt issued by the Non-Utility Applicants would by secured by cash, accounts receivable, and operating assets. Again, as noted in footnote 12 above, with respect to the replacement of debt that has expired by its terms, the ability of the Applicants to obtain more advantageous provisions will depend, in part, on general market conditions affecting all borrowers. This situation, therefore, necessarily represents a potential exception to the Applicants' commitment. In this situation, Applicants would, of course, be subject to all financing conditions imposed by the Commission.

     (e)  Credit Enhancement

          Applicants, the Utility Applicants, and the Non-Utility Applicants may obtain credit enhancement for securities authorized pursuant to an order issued in this proceeding. Such credit enhancement could include insurance, a letter of credit, or a liquidity facility. Applicants, the Utility Applicants, and the Non-Utility Applicants anticipate they may be required to provide credit enhancement if they issue floating rate securities, while credit enhancement would be a purely economic decision for fixed rate securities. Applicants, the Utility Applicants, and the Non-Utility Applicants anticipate that if they are required to pay a premium or fee to obtain credit enhancement, it is likely that they would realize a net benefit through a reduced interest rate on the new securities. Applicants, the Utility Applicants, and the Non-Utility Applicants will obtain credit enhancement only if it is economically beneficial, taking into consideration fees required to obtain the product and market conditions.

     (f) Hedging Transactions

          Applicants, the Utility Applicants, and the Non-Utility Applicants may enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to the limitations and restrictions set forth herein, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") with senior debt ratings, as published by Standard and Poor's Ratings Group, equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations (collectively, "Instruments"). The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Applicants, the Utility Applicants, and the Non-Utility Applicants will not engage in speculative transactions. Fees, commissions, and other amounts payable to the counterparty or exchange (excluding the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          Applicants, the Utility Applicants, and the Non-Utility Applicants also propose to enter into interest rate hedging transactions with respect to anticipated debt offerings ("Anticipatory Hedges"). Applicants, the Utility Applicants, and the Non-Utility Applicants would enter into these transactions only with Approved Counterparties and subject to certain limitations and restrictions as set forth herein. Anticipatory Hedges would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each, a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations ("Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations ("Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar, and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps, and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Each Applicant, Utility Applicant, or Non-Utility Applicants will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Applicants, the Utility Applicants, and the Non-Utility Applicants may decide to lock in interest rates and/or limit exposure to interest rate increases. Applicants and the Utility Applicants represent, and Applicants represent on behalf of the Non-Utility Applicants, that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. Applicants, the Utility Applicants, and the Non-Utility Applicants will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). Applicants, the Utility Applicants, and the Non-Utility Applicants also will comply with any future FASB financial disclosure requirements associated with hedging transactions.

     (g)  Guarantees

          Applicants and the Utility Applicants request authority to enter, directly or, in the case of the Applicants, indirectly through one or more Capital Corps, into guarantees, obtain letters of credit, support or expense agreements, or otherwise to provide credit support with respect to debt securities or other contractual obligations of any of their direct or indirect subsidiaries from time to time through the Authorization Period ("Applicant/Utility Applicant Guarantees") in an amount not to exceed $1 billion ("Aggregate Guarantee Limitation") based on the amount at risk at any one time. The amount of any parent guarantees respecting the obligations of any subsidiaries also will be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(i), as applicable. Applicants and the Utility Applicants also request authority to guarantee the performance obligations of their direct or indirect subsidiaries as may be appropriate or necessary to enable the subsidiaries to carry on the ordinary course of their businesses. Such guarantees will be subject to the Aggregate Guarantee Limitation.

          Applicants request authority for the Non-Utility Applicants to enter, directly or indirectly through one or more Capital Corps, into guarantees, obtain letters of credit, support or expense agreements, or otherwise to provide credit support with respect to debt securities or other contractual obligations of other Non-Utility Applicants from time to time through the Authorization Period in an aggregate principal amount that, together with the Applicant/Utility Applicant Guarantees will not exceed the Aggregate Guarantee Limitation at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b). The amount of Non-Utility Applicant guarantees in respect of obligations of any Rule 58 Companies shall remain subject to the limitations of Rule 58(a)(i). Applicants also request authority for the Non-Utility Applicants to guarantee the performance obligations of other Non-Utility Applicants as may be appropriate or necessary to enable the company whose obligations are being guaranteed to carry on the ordinary course of its business. Such guarantees will be subject to the Aggregate Guarantee Limitation.

          Applicants and the Utility Applicants anticipate that during the Authorization Period they may need to issue guarantees and obtain letters of credit for various purposes. One likely instance in which such issuances may occur is the posting of collateral in connection with participation in wholesale energy markets, whether for the purpose of meeting its own supply needs or selling energy to other market participants. Another likely issuance involves the expected divestiture of certain assets as part of the Applicants' overall plans for returning to financial health. It may be necessary to issue certain guarantees or obtain letters of credit in connection with those transactions. Applicants and Utility Applicants are seeking an amount of guarantee authority they expect will be sufficient for these purposes and to have an appropriate amount of additional authority available to them to respond to unanticipated circumstances or opportunities.26

--------------------

26 Non-financial guarantees in these situations can vary depending on the specific facts presented by a transaction. The Commission has previously acknowledged the multiplicity of possible financial and performance guarantees, including various indemnification obligations, that may be necessary in connection with asset divestiture. See Holding Co. Act Release No. 27797 (Feb. 3, 2004). That order dealt with, among other things, guarantees of indemnification obligations of Allegheny Energy Supply Conemaugh, LLC ("Conemaugh") under certain agreements. Those obligations fell into four broad classes, viz., obligations to indemnify for losses arising out of: (i) breaches by Conemaugh of its obligations under any of its covenants or agreements contained in certain contracts, e.g., general obligations such as the requirement to transfer the interest in question, and transaction specific obligations such as to make certain adjustments related to emissions allowances; (ii) breaches by Conemaugh of its representations and warranties regarding corporate powers and authorizations, governmental approvals, and other similar matters; (iii) certain liabilities or obligations of Conemaugh with its ownership of a

          Certain of the guarantees for which authority is being sought may be in support of the obligations of subsidiaries or associate companies that are not capable of exact quantification. In such cases, the company issuing the guarantee will determine the exposure of the instrument for purposes of measuring compliance with the Aggregate Guarantee Limitation by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. With regard to financial guarantees, the terms of the securities of the subsidiaries or associate companies for which a guarantee is issued will comply with the financing parameters set forth above. If appropriate, these estimates will be made in accordance with GAAP, and these estimates will be re-evaluated periodically.

          A company issuing a guarantee authorized pursuant to this request may receive a fee for each guarantee from the company on whose behalf the guarantee was issued. This fee will not be greater than the costs, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding. Any guarantee that is outstanding at the end of the Authorization Period will remain in force until it expires or terminates in accordance with its terms.

     (h)  Intra-System Financing

          Applicants request authorization, consistent with the requirements of
Section 12(a) of the Act, to engage in intra-system financings with each other and the Existing Non-Utility Companies, and for the Existing Non-Utility Companies to engage in intra-system financings among themselves, in an aggregate amount not to exceed $1.0 billion outstanding at any time during the Authorization Period. Applicants request that the Commission reserve jurisdiction over such transactions by AE Supply pending completion of the record. Generally, Applicants' or the financing Non-Utility Applicant's loans to, and purchase of capital stock from, the financed Non-Utility Applicants will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by Applicants or a Non-Utility Applicant to a Non-Utility Applicant generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intra-system loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making the loan or extending the credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of that company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Non-Utility Applicant effecting the borrowing is

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     divested interest in a generation facility, including tax, liability, personal injury claims, and general contract obligations, and (iv) the failure of Conemaugh to comply with the provisions of any applicable bulk sales or transfer laws concerning claims of creditors in connection with transfers of a major part of Conemaugh's business.

not a direct or indirect wholly-owned subsidiary of Allegheny, authority is requested under the Act for Applicants or the Non-Utility Applicants to make the loan to such Non-Utility Applicant at an interest rate and maturity designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Non-Utility Applicant, that Non-Utility Applicant will not provide any services to any associate Non-Utility Applicant except a company that meets one of the conditions for rendering of services on a basis other than at cost as described in Item 1.E.(viii) below.27 Applicants will comply with the requirements of Rule 45(c) regarding tax allocations unless they receive further approval from the Commission to alter such requirement.

     (i) Payment of Dividends and Certain Transactions Involving Affiliate and Associate Company Securities

          Applicants are seeking authority for AE Supply, the Utility Applicants, and the Non-Utility Applicants, to pay through the Authorization Period, to the extent permitted under applicable corporate law, up to $2 billion in dividends out of capital or unearned surplus and to acquire, retire, or redeem any securities of such companies that are held by an associated company, an affiliate, or an affiliate of an associate company.28 At this time, AE Supply, the Utility Applicants, and the Non-Utility Applicants seek authority to pay dividends out of capital and unearned surplus in an aggregate amount not to exceed $1.75 billion through June 30, 2006 and request the Commission reserve jurisdiction over the remaining balance of the Dividend Cap pending completion of the record.

          There may be situations in which AE Supply, AGC, or a Non-Utility Applicant will have unrestricted cash available for distribution in excess of current and retained earnings because it: (i) has received excess cash as a result of the sale of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. For example, the Commission already has granted AGC authority to pay dividends out of capital and unearned surplus through December 31, 2005. Allegheny Energy, Inc., Holding Co. Act Release No. 27571 (September 27, 2002) (the "AGC Dividend Order"). As noted in the AGC Dividend Order, AGC is a single asset company with declining capital needs. Because AGC has only one asset, a 40 percent interest in a 2100 megawatt hydroelectric station, and other Allegheny public utility company subsidiaries take all of the capacity from that asset, the company, by design, has no growth opportunity. Cash received from revenues exceeds the cash requirements for

--------------------

27   See Progress Energy, Inc., Holding Company Act Release No. 27297 (Dec. 12,
     2000); Exelon Corporation, Holding Company Act Release No. 27266 (Nov. 2,
     2000); Entergy Corporation, Holding Company Act Release No. 27039 (June 22,
     1999).

28   See CenterPoint Energy, Inc., Holding Co. Act Release No. 27692 (June 30,
     2003); Progress Energy, Inc., Holding Co. Act Release No. 27728 (September 29, 2003); Exelon Corp., Holding Co. Act Release No. 27830 (April 1, 2004).

operating expenses and return primarily because of the recovery of depreciation expense. AGC's owners, AE Supply and Monongahela Power, expect a return on, as well as a return of, their investment. By design, the annual dividends must exceed the annual earnings to avoid a cash buildup approximately equal to the annual depreciation. Similarly, the Commission has granted AE Supply authority to pay dividends out of capital and unearned surplus through July 31, 2005 in the Capitalization Order. As explained in that order, dividend payments were necessary to maintain debt repayment at the Allegheny level using funds generated from assets sales by AE Supply. The Commission has likewise authorized payment of dividends out of capital and unearned surplus for the Existing Non-Utility Companies under certain circumstances. See Allegheny Energy, Inc., Holding Company Act Release No. 27878 (July 27, 2004).

          With respect to AE Supply and the remaining Utility Applicants, the requested dividend authority is intended only to permit compliance with obligations under an intercreditor agreement between Allegheny, AE Supply and their respective lenders, which will not exceed approximately $1.6 billion through June 30, 2006. Of this amount, no more than $200 million will be utilized by the remaining Utility Applicants.

          As described in more detail in Exhibit H-5 attached to Amendment
No. 3 to this Application/Declaration, when Allegheny and AE Supply restructured their debt in February 2003, the lenders required that Allegheny and AE Supply enter into an intercreditor agreement pursuant to which, if either company or any of their subsidiaries were to issue debt or equity, a percentage of the proceeds under certain circumstances would be paid as a distribution to Allegheny in the case where AE Supply (or one of its subsidiaries) is the issuer, or as a capital contribution to AE Supply if Allegheny (or one of its subsidiaries (other than AE Supply or its subsidiaries)) is the issuer. The lenders taking part in the February 2003 restructuring viewed Allegheny as an integrated company. The intercreditor agreement was agreed upon as a mechanism that would permit lenders to be indifferent to which Allegheny entity they lent. It did this by providing that some of the proceeds from certain debt and equity transactions would be shared between the respective creditors of Allegheny and AE Supply. This was the situation as it existed in February 2003.

          Since that time the situation has changed fundamentally. AE Supply's Senior Notes due 2007 are the only debt obligations still outstanding that are subject to the intercreditor agreement. This debt was not restructured in connection with the Applicants' March 2004 refinancing and, therefore, the intercreditor agreement could not be terminated at that time. All of the other debt covered by the intercreditor agreement has been refinanced, and is no longer subject to this agreement, or has been repaid. While the actual terms of the intercreditor agreement have not changed, the change in factual circumstances mean that the Applicants are not required to make distributions to any third parties outside the Allegheny system of companies pursuant to the intercreditor agreement, including to the holders of AE Supply's Senior Notes due 2007. The sharing of proceeds among third-party creditors can no longer occur because this sharing assumes the presence of multiple creditors as parties to the agreement among which funds would be shared. Only one such party remains, i.e., the holders of AE Supply's Senior Notes due 2007. In this situation, the concept of sharing has lost all practical significance. In other words, the factual preconditions under which a sharing of the proceeds of debt and equity transactions could occur no longer exist. Moreover, the provisions of the intercreditor agreement do not require AE Supply to make payments to the holders of its Senior Notes due 2007 with proceeds of debt or equity issuances.

          The intercreditor agreement, however, will remain in effect as long as the Senior Notes due 2007 are outstanding.29 Because the intercreditor agreement remains in place, compliance with its formal requirements continues to be necessary, even though no payouts to third parties will occur. Until the Senior Notes due 2007 are no longer outstanding, should Allegheny or any of its subsidiaries (other than AE Supply or its subsidiaries) issue debt or equity under the circumstances specified in the intercreditor agreement, a percentage of the proceeds must be contributed to AE Supply, which is immediately returned to Allegheny. In order for Allegheny to accomplish this, if any of Allegheny's subsidiaries (other than AE Supply or its subsidiaries) is the issuer, the subsidiary must pay dividends to Allegheny to provide Allegheny with sufficient funds to make the required contribution to AE Supply.30 Simply put, although such payments technically constitute dividends, they do not have the effect on capitalization that dividends are normally understood to have as they do not result in any permanent shifts of capital from subsidiary to parent.

          In practice, if Allegheny or one of its non-AE Supply subsidiaries enters into certain types of debt or equity transactions, Allegheny notifies the indenture trustee for the Senior Notes due 2007 about the transaction. Allegheny then contributes a percentage of the proceeds received from the transaction to AE Supply, which then immediately returns the funds to Allegheny. If the debt or equity transaction was undertaken by one of Allegheny's non-AE Supply subsidiaries, the first step of the process would be for the subsidiary to distribute a percentage of the proceeds to Allegheny and the last step would be for Allegheny to return funds immediately to the originating subsidiary, which Allegheny commits to do regardless of circumstances. As discussed above, the intercreditor agreement does not require either Allegheny or AE Supply to distribute the proceeds from any financing to any of their creditors.

          Consistent with these considerations, Applicants request authorization for AE Supply and the Utility Applicants, as well as the Non-Utility Applicants, to pay dividends out of capital and unearned surplus through the Authorization

--------------------

29 The Applicants' only substantive remaining obligations under the intercreditor agreement include (i) the contribution/distribution obligations described above if Allegheny or one of its non-AE Supply subsidiaries enter into certain debt or equity transactions, (ii) the delivery of various notices to the agents for the lenders, and (iii) customary indemnification obligations for claims relating to the intercreditor agreement. AE Supply no longer has any obligation to distribute the funds it receives from its debt or equity issuances to Allegheny because the creditors to whom it owed this obligation have been repaid or their debt has been refinanced.

30 Transfers made pursuant to the intercreditor agreement are not earnings-related and, thus, the Utility Applicants are prohibited from sourcing the transfers from retained earnings. Instead, such funds must be transferred to/from capital or unearned surplus accounts. If the dividends were considered to come from retained earnings, the entire process would be covered by Rules 46 and 45(b)(4) under the Act, and no specific Commission action would be required.

Period in the amounts specified above, provided, however, that, without further approval of the Commission, no Non-Utility Applicant will declare or pay any dividend out of capital or unearned surplus if such Non-Utility Applicant derives any material part of its revenues from the sale of goods, services or electricity to an Allegheny subsidiary that is a public utility company under the Act. In addition, none of AE Supply, AGC, or the Non-Utility Applicants will declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.31 As stated above, no dividend will be paid out of capital or unearned surplus by the remaining Utility Applicants except to the extent necessary to comply with the terms of the intercreditor agreement, as described above or as otherwise authorized by the Commission.

          Applicants have provided in Exhibit H-4 projections for refinancings and anticipated dividends from capital and unearned surplus through June 30, 2006.32

     (j)  Money Pool and Utility Applicant Short-Term Debt Limits

          In a series of orders issued in File No. 70-7888, dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995,
April 18, 1996, December 23, 1997, May 19, 1999, October 8, 1999, December 17,
2001, and October 24, 2002 (Holding Co. Act Release Nos. 25462, 25481, 25581,
25919, 26418, 26506, 26804, 27030, 27084, 27475, and 27585) and in File No.
70-9677, dated July 14, 2000 (Holding Co. Act Release No. 27199) (collectively, the "Prior Money Pool Orders"), the Money Pool Applicants were authorized, among other things, to establish and participate in the Money Pool. This authority currently exists through December 31, 2004. The Money Pool Applicants now request authority to continue the Money Pool through the Authorization Period, subject to the same terms and conditions set forth in the Prior Money Pool Orders.33 The Money Pool Applicants request that the Commission authorize (i) Monongahela Power, Mountaineer, Potomac Edison, and West Penn to continue participation in the Money Pool as both lenders and borrowers, to the extent not exempt under Rule 52; (ii) AGC to continue participation in the Money Pool as a

--------------------
31 Applicants note that any payment of such dividends by AE Supply, AGC, and the Non-Utility Applicants may result in a decrease of the relevant company's common equity ratio. Applicants commit, however, that payment of the proposed dividends will not be made if such payment would impair the ability of the relevant company to meet its obligations, and that the relevant company's assets will be sufficient to meet anticipated expenses and liabilities.

32 Applicants will file this document, which contains sensitive confidential information, in paper copy accompanied by a request for confidential treatment pursuant to Rule 104 under the Act.

33 The Commission has authorized Mountaineer to participate in the Money Pool through December 31, 2005.

borrower only, to the extent not exempt under Rule 52; and (iii) Allegheny and AE Supply to continue participation in the Money Pool as a lender only.

          The Money Pool will continue to be administered on behalf of the Money Pool Applicants by AESC and under the direction of an officer of AESC. AESC will not be a participant in the Money Pool. The Money Pool will consist principally of surplus funds received from the Money Pool Applicants. In addition to surplus funds, funds borrowed by Allegheny, AE Supply, Monongahela, Potomac Edison, and West Penn through the issuance of short-term notes or other debt, or by the selling of commercial paper, as described in Item 1.E.(v)(d) above ("External Funds"), may be a source of funds for making loans or advances to companies borrowing from the Money Pool.

          The Money Pool Applicants do not propose any material changes to the operation of the Money Pool as currently authorized. Transactions under the Money Pool will be designed to match, on a daily basis, the surplus funds of the pool participants with the short-term borrowing requirements of the pool participants (other than the pool participants who are lenders only), thereby minimizing the need for short-term debt to be incurred by the pool participants from external sources. The Money Pool Applicants believe that the cost of the proposed borrowings through the Money Pool generally will be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Money Pool generally will be higher than the typical yield on short-term investments.

          The funds available through the Money Pool will be loaned on a short-term basis to those eligible pool participants that have short-term debt requirements. If no such short-term requirements match the amount of funds that are available for the Money Pool for the period such funds are available, AESC will invest the funds, directly or indirectly, as described below and will allocate the interest earned on such investments among the pool participants providing such funds on a pro rata basis according to the amount of the funds provided:

     (1) Direct of indirect obligations of the United States Government;

     (2) Certificates of Deposit of commercial banks with assets exceeding $2.5 billion;

     (3) Bankers acceptances of commercial banks with assets exceeding $2.5 billion;

     (4) Commercial paper of companies having a minimum net worth of $150 million having a "1" commercial paper rating by at least two of the three recognized rating services (Moody's, Standard & Poor's, and Fitch);

     (5) Taxable or tax exempt institutional money market funds with assets of at least $500 million which restrict investments to high quality money market instruments; and

     (6) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          All borrowings from and contributions to the Money Pool will be documented and will be evidenced on the books of each pool participant that is borrowing from or contributing surplus funds to the Money Pool. Any pool participant contributing funds to the Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. All short-term debt through the Money Pool (other than from External Funds) will be payable on demand, may be prepaid by any borrowing pool participant at any time without penalty, and will bear interest for both the borrower and lender. Interest income and expense will be calculated using the previous day's Fed Funds Effective Interest Rate (the "Fed Funds Rate") as quoted by the Federal Reserve Bank of New York, as long as this rate is at least, four basis points lower than the previous day's seven-day commercial paper rate as quoted by the same source. Whenever the Fed Funds Rate is not at least four basis points lower than the seven-day commercial paper rate, then the seven-day commercial paper rate minus four basis points should be used. Interest income and expense will be calculated daily and settled on a cash basis on the first business day of the following month. Applicants will file the Allegheny Energy System Money Pool Agreement by amendment.

          Each of the Utility Applicants may use the proceeds it borrows from the Money Pool (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption, or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. Each of the following companies requests authority to borrow up to an amount at any one time outstanding from the Money Pool as set forth below:

                  AGC                      $100 million

                  Monongahela Power        $125 million

                  Mountaineer              $100 million

                  Potomac Edison           $150 million

                  West Penn                $200 million

          Allegheny, AE Supply, and each of the Utility Applicants, also request authority to raise External Funds through short-term borrowing, as discussed above. Such External Funds raised by the Utility Applicants shall be in an amount equal to the relevant Utility Applicant's authority to borrow from the Money Pool. Allegheny, AE Supply, and the Utility Applicants, other than AGC, would use the External Funds they receive in this way either to make loans or advances to companies borrowing from the Money Pool or for general corporate purposes. AGC would use such External Funds for general corporate purposes only.

      (vii) Changes in Capitalization and Internal Reorganizations of Non-Utility Applicants

          Applicants cannot ascertain at this time the portion of an individual Non-Utility Applicant's aggregate financing to be effected through the sale of capital stock or equivalent interests in the form of limited liability company or general partnership interests during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding. However, a proposed sale of capital stock or equivalent interests may in some cases exceed the capital stock or equivalent interests of a Non-Utility Applicant authorized at that time. In addition, a Non-Utility Applicant may elect to use capital stock with no par value, or convert from one form of business organization (e.g., a corporation) to another (e.g., a limited liability company). A Non-Utility Applicant also may wish to undertake a reverse stock split in order to reduce franchise taxes or for other corporate purposes. Applicants therefore request authority to change the terms of any Non-Utility Applicant's authorized capitalization, as needed to accommodate such proposed transactions and to provide for future issuances of securities, by an amount the Applicants or another parent company deem appropriate, provided that the consent of all other shareholders or owners of equivalent interests to such change has been obtained if the Non-Utility Applicant in question is not a direct or indirect wholly-owned subsidiary company of one of the Applicants. The requested authority would permit a Non-Utility Applicant to increase the number of its authorized shares of capital stock or equivalent interests, change the par value of its capital stock, change between par value and no-par value stock, or convert from one form of business organization to another without additional Commission approval.34

          In addition, to the extent that such transactions are not otherwise exempt under the Act or the Commission's rules under the Act,35 Applicants request approval to consolidate, sell, transfer, or otherwise reorganize all or any part of their direct and indirect ownership interests in Non-Utility Applicants, as well as investment interests in entities that are not subsidiary companies. To effect any such consolidation or other reorganization, Applicants

--------------------
34 The Commission has previously authorized substantially similar proposals. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000); and Ameren Corp., Holding Co. Act Release No. 27777 (Dec. 18, 2003).

35 Sections 12(b), 12(c) and 12(f) of the Act and Rules 43(b), 45(b), 46(a), and 58, as applicable, may exempt many of the transactions described in this paragraph.

may wish either to contribute the equity securities of one Non-Utility Applicant to another Non-Utility Applicant, including a newly formed intermediate company ("Intermediate Company"),36 or sell (or cause a Non-Utility Applicant to sell) the equity securities or all or part of the assets of one Non-Utility Applicant to another. These transactions also may occur through a Non-Utility Applicant selling or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Company or to another Non-Utility Applicant, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Applicant in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Applicants also may liquidate or merge Non-Utility Applicants.37

 (viii)   Exemption of Certain Transactions from At-Cost Requirements

          Applicants request authority for the Non-Utility Applicants to provide, consistent with recent Commission orders, certain services in the ordinary course of their business to each other, in certain circumstances described below, at any price they deem appropriate, including but not limited to cost or fair market prices, and they request an exemption pursuant to Section 13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged.38 Any services provided by the Non-Utility Applicants to the Operating Companies and Mountaineer will continue to be provided at "cost" consistent with Rules 90 and 91. A Non-Utility Applicant will not provide services at other than cost to any other Non-Utility Applicant that, in turn, provides such services, directly or indirectly, to any other associate company that is not a Non-Utility Applicant, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) or an exemption from those rules and regulations obtained pursuant to a separate filing.

          Section 13(b) permits the Commission to exempt certain categories of transactions otherwise falling within the scope of Section 13(b) from the at-cost requirement if the transactions "involve special or unusual

--------------------
36 The Commission authorized AE Supply to organize Intermediate Companies to facilitate development and consummation of investments in exempt activities. Holding Co. Act Release No. 27383 (April 20, 2001).

37 The Commission has previously authorized substantially similar proposals. See Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999), NiSource Inc., Holding Co. Act Release No. 27265 (Nov. 1, 2000); and Ameren Corp., Holding Co. Act Release No. 27777 (Dec. 18, 2003).

38 Allegheny has received authorization for Ventures to provide, directly or through a special purpose subsidiary, energy management services and demand side management services to non-associate companies at market prices. Allegheny Power System, Inc., Holding Co. Act Release No. 26401 (Oct. 27,
     1995).

circumstances." In the past, the Commission has recognized that the at-cost provisions of the Act and the Commission's rules under the Act were "designed to protect public utility companies against the tribute heretofore exacted from them in the performance of service . . . contracts by their holding companies and by servicing . . . companies controlled by their holding companies." In light of this fact, the Commission has granted exemptions from the at-cost requirement "where structural protections to protect customers against any adverse effect of pricing at market rates were in place."39

          The authority Applicants request in this connection would be limited to situations where a Non-Utility Applicant provides services at other than cost to a Non-Utility Applicant that is:

      (a) an EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

      (b) an EWG that sells electricity at market-based rates that have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not an associate public utility company;

      (c) a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively (a) at rates negotiated at arm's-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than an associate utility company) at the purchaser's avoided cost as determined in accordance with FERC's regulations under PURPA;

      (d) a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate public utility company; or

      (e) a direct or indirect subsidiary of Allegheny formed pursuant to Rule 58 under the Act or any other non-utility company that (i) is partially owned by Allegheny, provided that the ultimate recipient of such services is not an associate public utility company, or
             (ii) is engaged solely in the business of developing, owning, operating, and/or providing services to Non-Utility Applicants described in clauses (a) through (d) immediately above, or (iii)

--------------------
39 Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999), and decisions cited therein. See also Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26, 1999), and decisions cited therein; and New England Electric System, Holding Co. Act Release No. 22309 (Dec. 9, 1981).

             does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.

F.       Commission Precedent

          Applicants seek in this Application/Declaration a range of financing and related authorizations that are typical for contemporary registered holding companies. Substantial Commission precedent exists for each of the authorizations sought in this Application/Declaration. However, at this time Applicants do not have common equity ratios of at least 30 percent, which is the traditional Commission standard applicable to registered holding companies. On the other hand, the authority the Applicants are seeking is essential to implementing their overall program for returning their common equity levels to at least 30 percent. In the past, the Commission has interpreted its common equity policy for registered holding companies flexibly, especially when approving transactions that are part of a program implemented to return a registered holding company to financial health.

          Neither the Act nor the Commission's rules under the Act explicitly require registered holding companies to maintain a common equity ratio of at least 30 percent. Rather, this requirement is based on Commission policy developed in the course of administering the Act, in particular in forming judgments on whether securities issuances comply with the requirement of Section 7(d) of the Act. For example, Section 7(d)(1) requires the Commission to determine whether an issuance of securities is "reasonably adapted to the security structure of the declarant and other companies in the same holding company system. . . ." Judgments of this type obviously raise substantial analytic problems that are not amenable to resolution with scientific precision. For this reason the Commission has sought to establish general standards that can be relied upon to supply an adequate margin of safety against the risk of unanticipated financial difficulties. The 30 percent common equity ratio is one of these standards. The Commission in the past has explained its policy in this connection in some detail.

          For example, the Commission explained its concerns in 1956 in announcing a study of a proposed statement of policy on capitalization ratios for registered holding company systems. The Commission stated that it attempts to ensure a "balanced capital structure [that] provides a considerable measure of insurance against bankruptcy, enables the utility to raise new money most economically, and avoids the possibility of deterioration in service to consumers if there is a decline in earnings."40 The Commission noted that "[a]n adequate equity cushion to absorb the vagaries of business conditions is an important attribute of a good security."41 The Commission has settled on a 30

--------------------
40 Announcement of Study by Division of Corporate Regulation of the Securities and Exchange Commission Regarding a Proposed Statement of Policy Relative to Capitalization Ratios for Registered Holding Company Systems Subject to the Public Utility Holding Company Act of 1935, Holding Co. Act Release No. 13255 (Sept. 5, 1956) (quoting Tenth Annual Report to Congress for the fiscal year ended June 30, 1944 at 99). The study in question was never completed.

41 Id. (quoting Report for the SEC Subcommittee of the House Committee on Interstate and Foreign Commerce on PUHCA at 27) (Oct. 15, 1951). Early
percent common equity ratio as a reasonable standard for achieving these purposes and has characterized this standard as serving "to maintain conservative capital structures that would tend to produce economies in the cost of new capital."42

          On the other hand, the Commission also views its 30 percent common equity standard as being quite flexible, and it has never sought to implement that standard in a punitive fashion. Rather, the Commission has consistently sought to assist registered holding companies in restoring their capital structures when their common equity happens to drop below 30 percent. For example, in Alabama Power Co., Holding Co. Act Release No. 21711 (Sept. 10,
1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company when its common equity ratio was 28.1 percent. In that order the Commission noted:

          . . . the proposed financing is directed to curing critical financial problems of Alabama. The suggestion that the financing program be deferred makes no financial or statutory sense.

In this case, Alabama Power Company was experiencing financial problems "largely as a result of prolonged difficulties in securing what it considered sufficient rate relief."

          In Eastern Utilities Associates, Holding Co. Act Release No. 24879 (May 5, 1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates ("EUA") and its electric utility subsidiary EUA Power Corporation ("EUA Power") in connection with EUA Power's investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA's failure to meet the 30 percent common equity ratio standard.43 The Commission approved the requests even though the common equity ratio of EUA would drop to approximately 28.9 percent and that of EUA Power would drop to approximately 24 percent. In that connection, the Commission stated that:


--------------------------------------------------------------------------------
     cases that discuss and develop the standard include Eastern Utilities Associates, Holding Co. Act Release No. 11625, 34 S.E.C. 390, 444-445 (Dec. 18, 1952) and Kentucky Power Company, 41 S.E.C. 29, 39 (1961).

42 U.S. Sec. & Exch. Comm'n, Div. of Investment Mgmt., The Regulation of Public-Utility Holding Companies at 42 and n. 8 and accompanying text (June
     1995) (citation omitted).

43 See Eastern Utilities Associates, Holding Co. Act Releases No. 24245 (Nov. 21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80 percent debt and 20 percent equity by EUA Power for the period prior to commercial operation of Seabrook.

     under appropriate circumstances [it] has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward.44

          In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook, and EUA's equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power's financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission chose to focus on actions that could restore the financial well-being of the companies in question and concluded that, on balance, EUA Power's issuance of additional notes, and a further investment by EUA in EUA Power's preferred stock, was a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission also took into consideration that EUA's common equity ratio was expected to be above 30 percent in the foreseeable future.

          In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (Aug. 20, 1991), The Columbia Gas System, Inc. ("Columbia"), a debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia's common equity ratio was below 30 percent. The Commission noted that the reduction in Columbia's common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia's subsidiaries. It further noted that the issuance of the notes would result in the reduction of Columbia's common equity ratio to 28.3 percent. In this context, the Commission explained that:

          As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30 percent. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30 percent level.

          In Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14,
1999), the Commission lowered Conectiv's minimum consolidated common equity ratio from 30 to 20 percent.45 Conectiv's need for this modification arose out

--------------------

44 See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946);
     Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's Power Co., 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).

45 In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv's common equity ratio remained under 30 percent throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29, 2000) and 27507 (March 22, 2002).

of circumstances resulting from restructuring legislation in the states in which its public utility company subsidiaries operated. The Commission noted in its order that it:

          has in the past . . . granted exceptions to the 30 percent requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future.

          In Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. This authorization was granted at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3 percent. The Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

          More recently, in Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002), the Commission authorized a consolidated common equity ratio of 24 percent for Xcel Energy, Inc. ("Xcel"). Xcel's request was directly related to the impact on its capital structure of the financial difficulties experienced by its energy trading and merchant generation subsidiary, NRG Energy, Inc. In approving Xcel's request, the Commission stated that "[t]he Act itself neither specifically addresses nor mandates particular capitalization structures" and went on to repeat the conclusions set forth in Proposed Capitalization Policy of 1956.46 The Commission also pointed out that, consistent with the precedent discussed above, the 30 percent common equity standard is a "benchmark rather than an absolute requirement" and that the Commission has "permitted capital structures with less than 30 percent common equity when mitigating circumstances are present, particularly when market conditions are concerned."47

          Finally, the Commission has applied this precedent to the Applicants themselves in a number of recent orders.48 The conclusions reached in those

--------------------

46   Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002).

47   Id.

48 See Holding Co. Act Release No. 27701 (July 23, 2003); Holding Co. Act Release No. 27780 (Dec. 22, 2003); Holding Co. Act Release No. 27796 (Feb. 3, 2004); Holding Co. Act Release No. 27797 (Feb. 3, 2004); Holding Co. Act Release No. 27840 (April 29, 2004); Holding Co. Act Release No. 27878 (July 27, 2004).

orders apply a fortiori at this time, given the Applicant's continuing success in improving their financial condition.

          Applicants therefore respectfully submit that this realistic and flexible approach to the Commission's capitalization standards for registered holding company systems should apply equally in their case. The Applicants have experienced significant financial difficulties arising out of developments connected to the recent rapid transformation of the electric utility industry. They have carefully analyzed their current situation and have made significant efforts to develop a systematic plan for returning to a financial condition that is consistent with the Commission's traditional standards. However, granting the authorizations sought in this Application/Declaration is essential to continuing their current progress.

          Applicants have provided in Exhibit H-1 projections for Allegheny that show its consolidated common equity ratio returning to or near 30 percent by the end of 2005.49 Allegheny management believes these projections are reasonably achievable through the execution of the business plan contemplated by those projections and based on management's success to date. Although AE Supply is not expected to have a common equity level that is at or near 30 percent by the end of 2005, management believes there will be a substantial improvement in its common equity ratio by the end of 2005.

G.   Importance of Continuing Implementation of Financial Recovery Plans

          Applicants described their liquidity issues at length in a series of filings in File No. 70-10100. They also have noted the importance that continuing Commission authorization of necessary financing transactions has had for implementing management's overall plan for returning to financial health generally and common equity ratios for the Applicants of at least 30 percent in particular. In addition, Exhibit H-5 contains a detailed description of the dramatic improvements that Applicants have made in their financial condition over the last approximately 20 months under the leadership of their new management. The transactions for which authorization is sought in the Application/Declaration are essential for continuing that progress and moving

--------------------

49 Applicants request that the Commission's order in this proceeding grant the same confidential status to this information as was accorded to similar information filed in Commission File No. 70-10100 by Holding Co. Act Release No. 27701 (July 23, 2003) at n. 17.

from liquidity sources dominated by a banking group to a more typical mix of institutional investors and banks while extending maturities and reducing refinancing risk. This move represents a normal evolution of financing as a company moves away from liquidity problems toward establishing access to the capital markets, including the equity market.

          Applicants note that while they fully intend to use their best efforts to implement the program for returning to financial health outlined in their prior filings and this Application/Declaration, events that lie outside their control could undermine their plans to stabilize their liquidity position to permit execution of their business plan for recovery.

H.  Reporting Requirements

          Allegheny proposes to file Rule 24 certificates of notification quarterly, within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter in which transactions occur. The certificates will contain all information specified below and will include a representation that each transaction described in the certificate was carried out in accordance with the terms and conditions described, and for the purposes represented, in this Application/Declaration. That portion of any reports filed under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding may be incorporated by reference into the proposed Rule 24 certificates of notification. Allegheny also proposes that the Rule 24 certificates will include information with respect to all securities issuances that are exempt under Rule 52, and that the Rule 24 certificates containing such information will be in lieu of any separate certificates required on Form U-6B-2 pursuant to Rule 52. The Rule 24 certificates of notification will contain the following information:

     (a) If sales of common stock by Allegheny are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

     (b) The total number of shares of common stock issued during the quarter, contributed to Allegheny's pension plan and any employee benefit or executive compensation plans adopted after the issuance of the Commission's order in this proceeding;

     (c) If a guarantee or other form of credit support is issued during the quarter, the name of the issuing company, the name of the subsidiary to which the issuance pertains, and the amount, terms and purpose of the guarantee or other form of credit support;

     (d) The amount and terms of any short-term debt issued by Allegheny during the quarter;

     (e) The amount and terms of any financings not exempt under Rule 52 consummated by any Operating Company during the quarter;

     (f) The amount and terms of any financings not exempt under Rule 52 consummated by AE Supply or any Non-Utility Applicant during the quarter;

     (g) The amount and terms of any financings consummated by any Operating Company during the quarter that are exempt under Rule 52;

     (h) The amount and terms of any financings consummated by AE Supply or any Non-Utility Applicant during the quarter that are exempt under Rule 52;

     (i) The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the quarter and the identity of the parties to such Instruments;

     (j) The name, parent company and amount invested in any new Intermediate Company or Capital Corp during the quarter; and

     (k) Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of this Application/Declaration will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

Item 2.   Fees, Commissions and Expenses.

          The fees, commissions and expenses incurred or to be incurred in connection with this Application/Declaration will be approximately $100,000.

Item 3.   Applicable Statutory Provisions.

A.    General

          Sections 6, 7, 9(a), 10, 11, 12(b), 12(c), and 13 of the Act, and
Rules 43, 45, 46, 54, 86, 87, 90, 91, and 100 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

          Applicants respectfully submit that the authorizations requested in this Application/Declaration are in the best interests of the Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.    Rule 54 Analysis

          Rule 54 promulgated under the Act states that in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.50

          Allegheny does not satisfy the requirements of Rule 53(a)(1). In the 2001 Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of December 31, 2004, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $130 million. These investments by Allegheny were made in compliance with the 2001 Financing Order.

          Allegheny is no longer in compliance with the financing conditions set forth in the 2001 Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the revised financing conditions, as defined in the Capitalization Order, were met. However, as reflected in Allegheny's audited financial statements, as of December 31, 2004, Allegheny's common equity ratio was 21 percent.51 As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

          Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

          None of the circumstances described in 53(b)(1) have occurred.

          The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

--------------------

50 As noted above, Allegheny has no FUCO investments and will not make any investments in FUCOs unless the common equity of Allegheny and AE Supply is at least 30 percent.

51 For the fourth quarter of 2004, Allegheny recorded a consolidated net income of $72.4 million, which included a one-time gain of $59.4 million (after tax) for the sale of an equity interest and power rights in the Ohio Valley Electric Corporation. Key factors contributing to the improved results were improved operating revenues (as a result of increased customers and power prices), decreased operations and maintenance expense, and decreased interest expense (as a result of reduced debt and borrowing costs). The confluence of these factors caused the consolidated common equity ratio of Allegheny to increase to 21 percent as of December 31, 2004 from 17.4 percent for the third quarter of 2004. For further details on these developments, see the Allegheny press release of February 17, 2005 found at http://www.alleghenyenergy.com/NewsReleases/2005/aenr022105.asp.

          Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Application/Declaration, Allegheny requests Commission approval of certain transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny, the Operating Companies, and Mountaineer.

          Moreover, the Operating Companies, Mountaineer, and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies and Mountaineer will continue to be maintained at not less than 30 percent.52 In addition, each of the Operating Companies and Mountaineer is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Item 4.   Regulatory Approvals.

          No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions for which authority is sought in this Application/Declaration.

Item 5.   Procedure.

          The Commission issued and published on January 24, 2005 the requisite notice under Rule 23 with respect to the filing of this Application/Declaration. That notice specified February 18, 2005 as the date by which comments may be entered. Applicants respectfully request a date not later than April 22, 2005 as a date after which an order of the Commission granting this Application/Declaration and permitting it to become effective may be entered by the Commission.

          Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

A.   Exhibits

     B        Money Pool Agreement (previously filed)

     F-1      Preliminary Opinion of Counsel (to be filed by amendment)


--------------------

52 The common equity ratios of the Operating Companies as of December 31, 2004 are as follows: West Penn, 62.3 percent; Potomac Edison, 49.0 percent; and Monongahela, 36.2 percent.

     F-2      Past tense opinion of counsel (to be filed by amendment)

     G        Proposed Form of Notice (previously filed)

     H-1 Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (to be filed in paper copy with request for confidential treatment pursuant to Rule 104(b), 17 CFR 250-104(b))

     H-2 Presentation to Edison Electric Institute Financial Conference (incorporated by reference to Allegheny's Form 8-K dated October 22, 2004, File No. 01-267)

     H-3      Allegheny Energy Fixed Income Ratings (revised)

     H-4 Allegheny Energy Refinancings and Anticipated Dividends from Capital and Unearned Surplus through June 30, 2006 (to be filed in paper copy with request for confidential treatment pursuant to Rule 104(b), 17 CFR 250-104(b))

     H-5 Response to Comments of Harbert Distressed Investment Master Fund, Ltd. (previously filed)

     H-6 Response to Reply Comments of Harbert Distressed Investment Master Fund, Ltd.

B.   Financial Statements

     1.1 Consolidated Balance Sheets of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2004, File No. 1-267)

     1.2 Consolidated Statements of Operations of Allegheny Energy, Inc. for the year ended December 31, 2004 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.3 Consolidated Balance Sheets of Allegheny Energy Supply Company, LLC as of December 31, 2004

     1.4 Consolidated Statements of Operations of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2004

     1.5 Consolidated Balance Sheets of West Penn Power company as of December 31, 2004

     1.6 Consolidated Statements of Operations of West Penn Power Company, for the year ended December 31, 2004

     2.1 Consolidated Balance Sheets of Allegheny Energy, Inc. as of September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 1-267)

     2.2 Consolidated Statements of Operations of Allegheny Energy, Inc. for the fiscal quarter ended September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 1-267)

     2.3 Consolidated Balance Sheets of Allegheny Energy Supply Company, LLC as of September 30, 2004 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 333-72498)

     2.4 Consolidated Statements of Operations of Allegheny Energy Supply Company, LLC for the fiscal quarter ended September 30, 2004 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 333-72498)

Item 7.   Information as to Environmental Effects.

          (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

          (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    April 18, 2005

                                           Allegheny Energy, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           Allegheny Energy Supply Company, LLC


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           Allegheny Energy Service Corporation


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           Allegheny Generating Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer

                                           Monongahela Power Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           Mountaineer Gas Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           The Potomac Edison Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           West Penn Power Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Treasurer


                                           Allegheny Energy Solutions, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           Allegheny Ventures, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer

                                           Mountaineer Gas Services, Inc.


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer


                                           The West Virginia Power &
                                           Transmission Company


                                           By:  /s/ Suzanne C. Lewis
                                              ---------------------------------
                                              Suzanne C. Lewis
                                              Vice President and Treasurer